EXHIBIT 23(d)
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 11, 2005, with respect to the consolidated financial statements of Hudson United Bancorp and Subsidiaries, Hudson United Bancorp and Subsidiaries management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Hudson United Bancorp and Subsidiaries, included in Hudson United Bancorp and Subsidiaries’ Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission, incorporated by reference in the Registration Statement Form S-4 dated September 12, 2005 and related Joint Proxy Statement/Prospectus of TD Banknorth Inc. for the registration of 33,227,879 shares of its common stock.

/s/	Ernst & Young LLP
New York, New York
September 12, 2005